Exhibit 5.1

December 12, 2016

Delmarva Power & Light Company

500 N. Wakefield Drive

Newark, DE 19702

Ladies and Gentlemen:

I am Vice President and General Counsel of Delmarva Power & Light Company, a Delaware and Virginia corporation (the “Company”), and have acted as counsel to the Company in connection with the offer and sale by the Company of $175,000,000 in aggregate principal amount of First Mortgage Bonds, 4.15% Series due May 15, 2045 (the “Securities”) under and pursuant to:

(i) a Registration Statement on Form S-3 (Registration No. No. 333-213383-01) under the Securities Act of 1933, as amended (the “1933 Act”), which was automatically effective upon filing with the United States Securities and Exchange Commission (the “Commission”) on August 30, 2016;

(ii) the base prospectus, dated as of August 30, 2016 (the “Base Prospectus”);

(iii) the preliminary prospectus, consisting of the Base Prospectus, as supplemented by a preliminary prospectus supplement, dated December 5, 2016 with respect to the offer and sale of the Securities, filed with the Commission on December 5, 2016, pursuant to Rule 424(b) under the 1933 Act (as so supplemented, the “Pricing Prospectus”);

(iv) the final prospectus consisting of the Base Prospectus, as supplemented by a final prospectus supplement, dated December 5, 2016, with respect to the offer and sale of the Securities, filed with the Commission on December 6, 2016, pursuant to Rule 424(b) under the 1933 Act (as so supplemented, the “Prospectus”); and

(v) the Underwriting Agreement, dated December 5, 2016, among the Company, MUFG Securities Americas Inc. and BNP Paribas Securities Corp., as representatives of the underwriters named therein (the “Underwriting Agreement”).

The Securities were issued pursuant to the Mortgage and Deed of Trust, dated as of October 1, 1943, from the Company to The Bank of New York Mellon, as trustee (the “Trustee”), as amended and supplemented by various supplemental indentures (such Mortgage and Deed of Trust, as so amended and supplemented, the “Mortgage”).

In connection with this opinion, I, or my representatives, examined originals, or copies certified or otherwise identified to my or their satisfaction, of such instruments, certificates, records and documents, and reviewed such questions of law, as I deemed necessary or appropriate for purposes of this opinion. In such examination, I or my representatives assumed the genuineness of all signatures, the authenticity of all documents submitted to me or them as originals, the conformity to the original documents of all documents submitted as copies and the authenticity of the originals of such latter documents. As to any facts material to my opinion, I relied upon the aforesaid instruments, certificates, records and documents and inquiries of the Company’s representatives.

Based upon the foregoing I am of the opinion that the Securities were duly issued and constitute valid and binding obligations of the Company, enforceable against the Company in accordance with their terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other laws of general applicability relating to or affecting creditors’ rights and to general equity principles.

I hereby consent to the filing of this opinion as an exhibit to a Current Report on Form 8-K that is incorporated by reference into the Registration Statement.

Very truly yours,

/s/ Wendy E. Stark, Esq.